INVESTMENT COMPANY BOND

GREAT AMERICAN INSURANCE COMPANY

(A Stock Insurance Company, Herein Called the Underwriter)

DECLARATIONS                                                           Bond No. 524-48-16 - 05
Item 1.  Name of Insured (herein called Insured): Ashport Mutual Funds
                                                                   c/o State Trust Capital LLC
         Principal Address:                             800 Brickell Avenue, Suite 103
                                                     Miami, FL 33131
Item 2.  Bond Period from 12:01 a.m. 12/01/2006 to 12:01 a.m. 12/01/2007 the effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of said dates.
Item 3.  Limit of Liability - Subject to Sections 9, 10 and 12 hereof,

         Amount applicable to
                                                                                   Limit of Liability    Deductible
Insuring Agreement (A)-FIDELITY                                        $125,000         $0
Insuring Agreement (B)-ON PREMISES                                     $125,000         $5,000
Insuring Agreement (C)-IN TRANSIT                                      $125,000         $5,000
Insuring Agreement (D)-FORGERY OR ALTERATION                           $125,000         $5,000
Insuring Agreement (E)-SECURITIES                                      $125,000         $5,000
Insuring Agreement (F)-COUNTERFEIT CURRENCY                   $125,000          $5,000
Insuring Agreement (G)-STOP PAYMENT                                    $100,000         $5,000
Insuring Agreement (H)-UNCOLLECTIBLE ITEMS OF DEPOSIT                  $100,000         $5,000
Insuring Agreement (I)-AUDIT EXPENSE                                   $100,000         $5,000
Insuring Agreement (J)-TELEFACSIMILE TRANSMISSIONS            $125,000          $5,000
Insuring Agreement (K)-UNAUTHORIZED SIGNATURES                         $100,000         $5,000

Optional Insuring Agreements and Coverages

Insuring Agreement (L)-COMPUTER SYSTEMS                                $125,000         $5,000
Insuring Agreement (M)-AUTOMATED PHONE SYSTEMS       Not Covered       N/A

         If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such   Insuring
Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.
Item 4.  Offices or Premises Covered-Offices acquired or established subsequent to the effective date of this      bond
are covered according to the terms of General Agreement A.  All the Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows:  N/A

Item 5.  The liability of the Underwriter is subject to the terms of the following riders attached hereto:  Riders No.  1
& 2
Item 6.  The Insured by the acceptance of this bond gives to the Underwriter terminating or cancelling prior bond(s) or policy(ies) No.(s)  FS 524-48-16 - 04 such termination or cancellation to be effective as of the time this bond becomes effective.

INVESTMENT COMPANY BOND

         The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the
General Agreements, Conditions and Limitations and other terms of this bond, agrees with the Insured, in accordance with
Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond period, to indemnify and hold harmless the Insured for:

INSURING AGREEMENTS

(A)      FIDELITY

                  Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.
                  Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the manifest intent:
                  (a)      to cause the Insured to sustain such loss; and (b)   to obtain financial benefit for the
Employee, or for any other person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

(B)  ON PREMISES

                  Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the
Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire other than an armored motor vehicle company, for the purpose of transportation.

Offices and Equipment

                  (1)      Loss of or damage to furnishings, fixtures, stationary, supplies or equipment, within any of the Insured's offices covered under this bond caused by Larceny or theft in, or by burglary, robbery or hold-up of such office, or attempt thereat, or by vandalism or malicious mischief; or (2) loss through damage to any such office by
Larceny or theft in, or by burglary, robbery or hold-up of such office or attempt thereat.

(C)  IN TRANSIT

                  Loss of Property (occurring with or without negligence or violence) through robbery, Larceny, theft, hold-up, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for  hire, other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.

(D)               FORGERY OR ALTERATION

         Loss through FORGERY or ALTERATION of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit, promissory notes, or other written promises, orders or directions to pay sums certain in money due bills, money orders, warrants, orders upon public treasuries, letters of credit, written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices or applications purport to have been signed or endorsed by any customer of the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company or by any financial or banking institution or stock-broker but which instructions, advices or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, whether certificated or uncertificated, of an Investment Company, financial or banking institution or stockbroker, withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the
Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this bond.
         Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or
(b) procured in a transaction with the maker or drawer thereof or with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such endorsement.
         Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(E)  SECURITIES

         Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution, by-laws, rules or regulations of any Self Regulatory Organization of which the Insured is a member or which would have been imposed upon the Insured by the constitution, by-laws, rules or regulations of any Self Regulatory Organization if the
Insured had been a member thereof,

         (1)      through the Insured's having, in good faith and in the course of business, whether for its own account
or for   the account of others, in any representative,                          fiduciary, agency or any other capacity,
either gratuitously or otherwise, purchased or otherwise      acquired, accepted or received, or sold or delivered,
or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been
                  (a)      counterfeited, or
                  (b)      forged as to the signature of any maker, drawer,                      issuer, endorser,
assignor, lessee, transfer agent or registrar, acceptor, surety or guarantor or as                        to the signature
of any person signing in any                                  other capacity, or
                  (c)      raised or otherwise altered, or lost, or stolen, or

         (2)      through the Insured's having, in good faith and in the                course of business, guaranteed in
writing or                          witnessed any signatures whether for valuable                         consideration or
not and whether or not such                          guaranteeing or witnessing is ultra vires the Insured,
upon any transfers, assignments, bills of sale, powers                 of attorney, guarantees, endorsements or other
obligations upon or in connection with any securities,                 documents or other written instruments and which
pass or purport to pass title to such securities,                      documents or other written instruments;
EXCLUDING, losses caused by FORGERY or                        ALTERATION of, on or in those instruments
covered under Insuring Agreement (E) hereof.

         Securities, documents or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non-negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof which instruments are in the ordinary course of business, transferable by delivery of such agreements with any necessary endorsement or assignment.
         The word "counterfeited" as used in this Insuring Agreement shall be deemed to mean any security, document or other written instrument which is intended to deceive and to be taken for an original.
         Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(F)      COUNTERFEIT CURRENCY

         Loss through the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currencies or coin of the United States of America or Canada issued or purporting to have been issued by the United
States of America or Canada or issued pursuant to a United States of America or Canadian statute for use as currency.

(G)      STOP PAYMENT

         Loss against any and all sums which the Insured shall become obligated to pay by reason of the Liability imposed upon the Insured by law for damages:

                  For having either complied with or failed to comply           with any written notice of any customer,
shareholder                or subscriber of the Insured or any Authorized                        Representative of such
customer, shareholder or                    subscriber to stop payment of any check or draft                       made or
drawn by such customer, shareholder or                        subscriber or any Authorized Representative of such
customer, shareholder or subscriber, or

                  For having refused to pay any check or draft made or                  drawn by any customer, shareholder
or subscriber of           the Insured, or any Authorized Representative of                      such customer,
shareholder or subscriber.

(H)      UNCOLLECTIBLE ITEMS OF DEPOSIT

         Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer's, shareholder's or subscriber's account based upon Uncollectible items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured's agent to such customer's, shareholder's or subscriber's Mutual Fund Account: or loss resulting from any item of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.
         Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible items which are deposited.
         This Insuring Agreement applies to all Mutual Funds with "exchange privileges" if all Fund(s) in the exchange program are insured by a Great American Insurance Company of Cincinnati, OH for Uncollectible Items of Deposit.
Regardless of the number of transactions between Fund(s) the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).

(I)        AUDIT EXPENSE

                  Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or
Embezzlement of any of the Employees.  The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item 3 of the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including
Larceny or Embezzlement of one or more of the Employees and the liability under this paragraph shall be in addition to the Limit of Liability stated in Insuring Agreement (A) in Item 3 of the Declarations.

 (J)       TELEFACSIMILE TRANSMISSIONS

                  Loss resulting by reason of the Insured having transferred, paid or delivered any funds or Property, established any credit, debited any account, or given any value relying on any fraudulent instructions sent by a customer or financial institution by Telefacsimile Transmission directed to the Insured, authorizing or acknowledging the transfer, payment, or delivery of funds or property, the establishment of a credit, debiting of any account, or the giving of value by the Insured, but only if such telefacsimile instructions:
                  (i)      bear a valid test key exchanged between the Insured                   and a customer or another
financial institution with                                    authority to use such test key for Telefacsimile
instructions in the ordinary course of business, but                                    which test key has been wrongfully
obtained by a                               person who was not authorized to initiate, make,
validate or authenticate a test key arrangement; and
                  (ii)     fraudulently purport to have been sent by such                                 customer or
financial institution, but which                              telefacsimile instructions are transmitted without the
knowledge or consent of such customer or financial                     institution by a person other than such customer or
financial institution and which bear a forged                                   signature.
                           "Telefacsimile" means a system of transmitting                                 written
documents by electronic signals over                                   telephone lines to equipment maintained by the
Insured within its communication room for the                                   purposes of reproducing a copy of said
document.  It                       does not mean electronic communication sent by                                 Telex,
TWC, or electronic mail, or Automated                                  Clearing House.

(K)      UNAUTHORIZED SIGNATURES

         Loss resulting directly from the Insured having accepted, paid or cashed any check or withdrawal order, draft, made or drawn on a customer's account which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.

         It shall be a condition precedent to the Insured's right to recovery under this Insuring Agreement that the
Insured shall have on file signatures of all persons who are authorized signatories on such account.

GENERAL AGREEMENTS

(A)      ADDITIONAL OFFICES OR EMPLOYEES-   CONSOLIDATION OR MERGER-NOTICE

         (1)      If the Insured shall, while this bond is in force,                    establish any additional office or
offices, such office                or offices shall be automatically covered hereunder                   from the dates
of their establishment, respectively.                         No notice to the Underwriter of an increase during
any premium period in the number of offices or in                      the number of Employees at any of the offices
covered hereunder need be given and no additional                      premium need be paid for the remainder of such
premium period.

         (2)      If an Investment Company, named as Insured herein,            shall, while this bond is in force, merge
or                                  consolidate with, or purchase the assets of another                   institution,
coverage for such acquisition shall apply            automatically from the date of acquisition.  The
Insured shall notify the Underwriter of such
         acquisition within 60 days of said date, and an                        additional premium shall be computed only
if such           acquisition involves additional offices or employees.

(B)      WARRANTY

         No statement made by or on behalf of the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

(C)      COURT COSTS AND ATTORNEYS' FEES (Applicable          to all Insuring Agreements or Coverages now or hereafter
forming part of this bond)

         The Underwriter will Indemnify the Insured against court costs and reasonable attorneys' fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled of any suit or legal proceeding brought against the Insured to enforce the Insured's liability or alleged liability on account of any loss,

claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that

         (1)      an Employee admits to being guilty of any dishonest           or fraudulent act(s), including Larceny or
Embezzlement; or
         (2)      an Employee is adjudicated to be guilty of any                        dishonest or fraudulent act(s),
including Larceny or                Embezzlement;
         (3)      in the absence of (1) or (2) above an arbitration panel               agrees, after a review of an
agreed statement of facts,                  that an Employee would be found guilty of                     dishonesty if
such Employee were prosecuted.

         The Insured shall promptly give notice to the Underwriter of any such suit or legal proceeding and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein.  At the Underwriter's election the Insured shall permit the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured's name, through attorneys of the Underwriter's selection.  In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.
         If the Insured's liability or alleged liability is greater than the amount recoverable under this bond, or if a
Deductible Amount is applicable, the liability of the Underwriter under this General Agreement is limited to that percentage of litigation expense determined by pro ration of  the bond limit of liability to the amount claimed, after the application of any deductible. This litigation expense will be in addition to the Limit of Liability for the applicable Insuring Agreement.

(D)      FORMER EMPLOYEE

         Acts of Employee, as defined in this bond, are covered under Insuring Agreement (A) only while the Employee is in the Insured's employ.  Should loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement (A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of his/her employment.

THE FOREGOING INSURING AGREEMENTS AND
GENERAL AGREEMENTS ARE SUBJECT TO
THE FOLLOWING CONDITIONS AND
LIMITATIONS:

SECTION 1.        DEFINITIONS

         The following terms, as used in this bond, shall have the respective meanings stated in this Section:

         (a)      "Employee" means:
                  (1)      any of the Insured's officers, partners, or                                    employees, and
                  (2)      any of the officers or employees of any                               predecessor of the
Insured whose principal                              assets are acquired by the Insured by
consolidation or merger with, or purchase of                                    assets of capital stock of such
predecessor, and
                  (3)      attorneys retained by the Insured to perform                                   legal services
for the Insured and the employees                    of such attorneys while such attorneys or the
employees of such attorneys are performing                             such services for the Insured, and
                  (4)      guest students pursuing their studies or duties in                    any of the Insured's
offices, and
                  (5)      directors or trustees of the Insured, the                             investment advisor,
underwriter (distributor),                                    transfer agent, or shareholder accounting record
keeper, or administrator authorized by written                                  agreement to keep financial and/or other
required records, but only while performing acts
coming within the scope of the usual duties of                                  an officer or employee or while acting as
a                                   member of any committee duly elected or                               appointed to
examine or audit or have custody                              of or access to the Property of the Insured, and
                  (6)      any individual or individuals assigned to                             perform the usual duties
of an employee within                       the premises of the Insured by contract, or by
any agency furnishing temporary personnel on a                         contingent or part-time basis, and
                  (7)      each natural person, partnership or corporation                       authorized by written
agreement with the                                   Insured to perform services as electronic data
processor of checks or other accounting records                        of the Insured, but excluding any such processor
who acts as transfer agent or in any other agency
                           capacity in issuing checks, drafts or securities                               for the Insured,
unless included under Sub-                           section (9) hereof, and
                  (8)      those persons so designated in section 15,                            Central Handling of
Securities, and
                  (9)      any officer, partner or Employee of
                           a)       an investment advisor,
                           b)       an underwriter (distributor),

                           c)       a transfer agent or shareholder accounting                            record-keeper, or
                           d)       an administrator authorized by written
agreement to keep financial and/or other                                        required records,
                           for an Investment Company, named as Insured                           while performing acts
coming within the scope                     of the usual duties of an officer or Employee of                       any
Investment Company named as Insured                                    herein, or while acting as a member of any
committee duly elected or appointed to examine                         or audit or have custody of or access to the
Property of any such Investment Company,                               provided that only Employees or partners of a
transfer agent, shareholder accounting record-                                  keeper or administrator which is an
affiliated                                  person as defined in the Investment Company
Act of 1940, of an Investment Company named                            as Insured or is an affiliated person of the
adviser, underwriter or administrator of such                                   Investment Company, and which is not a
bank,                      shall be included within the definition of                            Employee.

                           Each employer of temporary personnel or                               processors as set forth
in Sub-Sections (6) and                              (7) of Section 1 (a) and their partners, officers
and employees shall collectively be deemed to                          be one person for all the purposes of this bond,
excepting, however, the last paragraph of                              Section 13.
                  Brokers, or other agents under contract or                            representatives of the same
general character shall                     not be considered Employees.
         (b)      "Property" means money (i.e. currency, coin, bank                     notes, Federal Reserve notes),
postage and revenue                         stamps, U.S. Savings Stamps, bullion, precious                         metals
of all kinds and in any form and articles made                therefrom, jewelry, watches, necklaces, bracelets,
gems, precious and semi-precious stones, bonds,                        securities, evidences of debts, debentures, scrip,
certificates, interim receipts, warrants, rights, puts,                         calls, straddles, spreads, transfers,
coupons, drafts,                    bills of exchange, acceptances, notes, checks,                        withdrawal
orders, money orders, warehouse                      receipts, bills of lading, conditional sales contracts,
abstracts of title, insurance policies, deeds, mortgages               under real estate and/or chattels and upon
interests                           therein, and assignments of such policies, mortgages                  and instruments,
and other valuable papers, including                 books of account and other records used by the
Insured in the conduct of its business, and all other                           instruments similar to or in the nature of
the                        foregoing including Electronic Representations of                     such Instruments
enumerated above (but excluding                      all data processing records) in which the Insured has
an interest or in which the Insured acquired or should                 have acquired an interest by reason of a
predecessor's declared financial condition at the time                 of the Insured's consolidation or merge with, or
purchase of the principal assets of, such predecessor                  or which are held by the Insured for any purpose or
in any capacity and whether so held by the Insured                     for any purpose or in any capacity and whether so
held gratuitously or not and whether or not the                        Insured is liable therefor.
         (c)      "Forgery" means the signing of the name of another            with the intent to deceive; it does not
include the                         signing of one's own name with or without authority,                  in any capacity,
or for any purpose.
         (d)      "Larceny and Embezzlement" as it applies to any                       named Insured means those acts as
set forth in                        Section 37 of the Investment Company Act of 1940.
         (e)      "Items of Deposit" means any one or more checks                       and drafts.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

         (a)      loss effected directly or indirectly by means of                      forgery or alteration of, on or in
any instrument,                     except when covered by Insuring Agreement (A),                        (D), (E) or (F).
         (b)      loss due to riot or civil commotion outside the United                States of America and Canada; or
loss due to                         military, naval or usurped power, war or insurrection                 unless such loss
occurs in transit in the circumstances               recited in Insuring Agreement (D), and unless, when           such
transit was initiated, there was no knowledge of              such riot, civil commotion, military, naval or usurped
power, war or insurrection on the part of any person                   acting for the Insured in initiating such transit.
         (c)      loss, in time of peace or war, directly or indirectly                          caused by or resulting
from the effects of nuclear                          fission or fusion or radioactivity; provided, however,
that this paragraph shall not apply to loss resulting                           from industrial uses of nuclear energy.
         (d)      loss resulting from any wrongful act or acts of any                   person who is a member of the
Board of Directors of               the Insured or a member of any equivalent body by                     whatsoever name
known unless such person is also
                  an Employee or an elected official, partial owner or                  partner of the Insured in some
other capacity, nor, in             any event, loss resulting from the act or acts of any                          person
while acting in the capacity of a member of                            such Board or equivalent body.
         (e)      loss resulting from the complete or partial                                    nonpayment of, or default
upon, any loan or                           transaction in the nature of, or amounting to, a loan
made by or obtained from the Insured or any of its                     partners, directors or Employees, whether
authorized

                  or unauthorized and whether procured in good faith            or through trick, artifice, fraud or false
pretenses,                          unless such loss is covered under Insuring Agreement                  (A), (E) or (F).
         (f)      loss resulting from any violation by the Insured or by                any Employee
                  (1)      of law regulating (a) the issuance, purchase or                                sale of
securities, (b) securities transactions                                upon Security Exchanges or over the counter
market, (c) Investment Companies, or (d)                               Investment Advisors, or
                  (2)      of any rule or regulation made pursuant to any                        such law.
                  unless such loss, in the absence of such laws, rules or               regulations, would be covered
under Insuring                      Agreements (A) or (E).
         (g)      loss of Property or loss of privileges through the                    misplacement or loss of Property
as set forth in                     Insuring Agreement (C) or (D) while the Property is          in the custody of any
armored motor vehicle                       company, unless such loss shall be in excess of the                    amount
recovered or received by the Insured under                    (a) the Insured's contract with said armored motor
vehicle company, (b) insurance carried by said                         armored motor vehicle company for the benefit of
users of its service, and (c) all other insurance and                           indemnity in force in whatsoever form
carried by or              for the benefit of users of said armored motor vehicle                company's service, and
then this bond shall cover                           only such excess.
         (h)      potential income, including but not limited to interest               and dividends, not realized by the
Insured because of                  a loss covered under this bond, except as included                    under Insuring
Agreement (I).
         (i)      all damages of any type for which the Insured is                      legally liable, except direct
compensatory damages                        arising from a loss covered under this bond.
         (j)      loss through the surrender of Property away from an           office of the Insured as a result of a
threat
                  (1)      to do bodily harm to any person, except loss of                       Property in transit in
the custody of any person                   acting as messenger provided that when such
transit was initiated there was no knowledge by                        the Insured of any such threat, or
                  (2)      to do damage to the premises or Property of the                       Insured, except when
covered under Insuring                               Agreement (A).
         (k)      all costs, fees and other expenses incurred by the                    Insured in establishing the
existence of or amount of           loss covered under this bond unless such indemnity is                 provided for
under Insuring Agreement (I).
         (l)      loss resulting from payments made or withdrawals                      from the account of a customer of
the Insured,                        shareholder or subscriber to shares involving funds                   erroneously
credited to such account, unless such                         payments are made to or withdrawn by such
depositor or representative of such person, who is                     within the premises of the drawee bank of the
Insured           or within the office of the Insured at the time of such               payment or withdrawal or unless
such payment is                     covered under Insuring Agreement (A).
         (m)      any loss resulting from Uncollectible Items of                        Deposit which are drawn from a
financial institution               outside the fifty states of the United States of                      America,
District of Columbia, and territories and                     possessions of the United States of America, and
Canada.

SECTION 3. ASSIGNMENT OF RIGHTS

         This bond does not afford coverage in favor of any Employers of temporary personnel or of processors as set forth in sub-sections (6) and (7) of Section 1(a) of this bond, as aforesaid, and upon payment to the insured by the
Underwriter on account of any loss through dishonest or fraudulent act(s) including Larceny or Embezzlement committed by any of the partners, officers or employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the Insured's rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.

SECTION 4.  LOSS-NOTICE-PROOF-LEGAL                                         PROCEEDINGS

         This bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured's proof of loss.  At the earliest practicable moment after discovery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars.  If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter.  The
Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, and this shall apply notwithstanding the loss is made up
wholly or in part of securities of which duplicates may be obtained.  Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the
Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceeding to recover hereunder

on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys' fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final.  If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.
         Discovery occurs when the Insured
         (a)      becomes aware of facts, or
         (b)      receives written notice of an actual or potential claim               by a third party which alleges
that the Insured is                         liable under circumstance
which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.

SECTION 5.  VALUATION OF PROPERTY

         The value of any Property, except books of accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such
Property on the business day next preceding the discovery of such loss; provided, however, that the value of any Property replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates, warrants, rights, or other securities, the production which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value thereof shall be the market value of such privileges immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration.  If no market price is quoted for such
Property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.
         In case of any loss or damage to Property consisting of books of accounts or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

SECTION 6.  VALUATION OF PREMISES AND                                        FURNISHINGS

         In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationary, supplies, equipment, safes or vaults therein, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair.  The
Underwriter may, at its election, pay such actual cash value or make such replacement or repair.  If the Underwriter and the Insured cannot agree upon such cash value or such cost or replacement or repair, such shall be determined by arbitration.

SECTION 7.  LOST SECURITIES

         If the Insured shall sustain a loss of securities the total value of which is in excess of the limit stated in
Item 3 of the Declarations of this bond, the liability of the Underwriter shall be limited to payment for, or duplication of, securities having value equal to the limit stated in Item 3 of the Declarations of this bond.
         If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insured's rights, title and interests in and to said securities.
         With respect to securities the value of which do not exceed the Deductible Amount (at the time of the discovery of the loss) and for which the Underwriter may at its sole discretion and option and at the request of the Insured issue a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the Underwriter against all loss or expense that the Underwriter may sustain because of the issuance of such Lost Instrument Bond or Bonds.
         With respect to securities the value of which exceeds the Deductible Amount (at the time of discovery of the loss) and for which the Underwriter may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost Instrument Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the terms and conditions of this INVESTMENT COMPANY BOND subject to the Limit of Liability hereunder.

SECTION 8. SALVAGE

         In case of recovery, whether made by the Insured or by the Underwriter, on account of any loss in excess of the
Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the Insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Underwriter and thereafter in reimbursement of the Insured for that part of such loss within the Deductible Amount.  The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.

SECTION 9.  NON-REDUCTION AND NON-                ACCUMULATION OF LIABILITY AND                                 TOTAL
LIABILITY

         At all times prior to termination hereof this bond shall continue in force for the limit stated in the applicable sections of Item 3 of the Declarations of this bond notwithstanding any previous loss for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this bond with respect to all loss resulting form
         (a)      any one act of burglary, robbery or hold-up, or                       attempt thereat, in which no
Partner or Employee is              concerned or implicated shall be deemed to be one                     loss, or
         (b)      any one unintentional or negligent act on the part of                 any one person resulting in damage
to or destruction                   or misplacement of Property, shall be deemed to be           one loss, or
         (c)      all wrongful acts, other than those specified in (a)                           above, of any one person
shall be deemed to be one           loss, or
         (d)      all wrongful acts, other than those specified in (a)                           above, of one or more
persons (which dishonest                    act(s) or act(s) of Larceny or Embezzlement include,                   but are
not limited to, the failure of an Employee to                 report such acts of others) whose dishonest act or acts
intentionally or unintentionally, knowingly or                         unknowingly, directly or indirectly, aid or aids in
any               way, or permits the continuation of, the dishonest act                or acts of any other person or
persons shall be                    deemed to be one loss with the act or acts of the                     persons aided, or
         (e)      any one casualty or event other than those specified                  in (a), (b), (c) or (d) preceding,
shall be deemed to be               one loss, and
shall be limited to the applicable Limit of Liability stated in Item 3 of the Declarations of this bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.
         Sub-section (c) is not applicable to any situation to which the language of sub-section (d) applies.

SECTION 10. LIMIT OF LIABILITY

         With respect to any loss set forth in the PROVIDED clause of Section 9 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds, or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

SECTION 11.  OTHER INSURANCE

         If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is in excess of the amount of such other insurance or suretyship, not exceeding, however, the Limit of Liability of this bond applicable to such loss.

SECTION 12.  DEDUCTIBLE

         The Underwriter shall not be liable under any of the Insuring Agreements of this bond on account of loss as specified, respectively, in sub-sections (a), (b), (c), (d) and (e) of Section 9, NON-REDUCTION AND NONACCUMULATION OF
LIABILITY AND TOTAL LIABILITY, unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the insured, other than from any bond or policy of insurance issued by an insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the Deductible Amount set forth in Item 3 of the Declarations hereof (herein called Deductible Amount) and then for such excess only, but in no event for more than the applicable Limit of Liability stated in Item 3 of the
Declarations.
         The Insured will bear, in addition to the Deductible Amount, premiums on Lost Instrument Bonds as set forth in
Section 7.
         There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any Investment
Company named as Insured herein.

SECTION 13.  TERMINATION

         The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 90 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C.  The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter.  When the Insured cancels, the Insured shall furnish written notice to the
Securities and Exchange Commission, Washington, D.C. prior to 90 days before the effective date of the termination.  The
Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 90 days after receipt of written notice by all other Investment Companies.
Premiums are earned until the termination date as set forth herein.

         This Bond will terminate as to any one Insured, (other than a registered management investment company), immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.
         This Bond will terminate as to any registered management investment company upon the expiration of 90 days after written notice has been given to the Securities and Exchange Commission, Washington, D.C.
         The Underwriter shall refund the unearned premium computed as short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.
         This Bond shall terminate
         (a)      as to any Employee as soon as any partner, officer or                 supervisory Employee of the
Insured, who is not in                      collusion with such Employee, shall learn of any
dishonest or fraudulent act(s), including Larceny or                   Embezzlement on the part of such Employee without
prejudice to the loss of any Property then in transit in               the custody of such Employee and upon the
expiration of ninety (90) days after written notice has                been given to the Securities and Exchange
Commission, Washington, D.C. (See Section 16[d])              and to the Insured Investment Company, or
         (b)      as to any Employee 90 days after receipt by each                      Insured and by the Securities and
Exchange                            Commission of a written notice from the Underwriter          of its desire to
terminate this bond as to such                       Employee, or
         (c)      as to any person, who is a partner, officer or                        employee of any Electronic Data
Processor covered                   under this bond, from and after the time that the                     Insured or any
partner or officer thereof not in                    collusion with such person shall have knowledge of
information that such person has committed any                         dishonest or fraudulent act(s), including Larceny
or                Embezzlement in the service of the Insured or                         otherwise, whether such act be
committed before or                 after the time this bond is effective.

SECTION 14.  RIGHTS AFTER TERMINATION OR                               CANCELLATION

         At any time prior to the termination or cancellation of this bond as an entirety, whether by the Insured or the
Underwriter, the Insured may give to the Underwriter notice that if desires under this bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor.
         Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto:  provided, however, that such additional period of time shall terminate immediately;
         (a)      on the effective date of any other insurance obtained                 by the Insured, its successor in
business or any other               party, replacing in whole or in part the insurance                    afforded by this
bond, whether or not such other                      insurance provides coverage for loss sustained prior
to its effective date, or
         (b)      upon takeover of the Insured's business by any State                  or Federal official or agency, or
by any receiver or                          liquidator, acting or appointed for this purpose
without the necessity of the Underwriter giving notice of such termination.  In the event that such       additional
period of time is terminated, as provided above, the Underwriter shall refund any unearned premium.
         The right to purchase such additional period for the discovery of loss may not be exercised by any State or
Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured's business for the operation or for the liquidation thereof or for any other purpose.

SECTION 15.  CENTRAL HANDLING OF SECURITIES

         Securities included in the systems for the central handling of securities established and maintained by
Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia
Depository Trust Company, hereinafter called Corporations, to the extent of the Insured's interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.
         The words "Employee" and "Employees" shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Exchange and
Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee of any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems.  For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to said Exchanges or Corporation on a contract basis.
         The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy if insurance indemnifying such Corporations, against such loss(es), and then the Underwriter shall be liable hereunder only for the Insured's share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.
         For the purpose of determining the Insured's share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporation shall use their best judgment in apportioning the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such
Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the Insured's share of such excess loss(es) shall be the amount of the Insured's interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.
         This bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss(Es) within the systems, an assignment of such of the Insured's rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights provided for herein.

SECTION 16.  ADDITIONAL COMPANIES INCLUDED AS                          INSURED

         If more than one corporation, co-partnership or person or any combination of them be included as the Insured herein:
         (a)      the total liability of the Underwriter hereunder for                           loss or losses sustained
by any one or more or all of                them shall not exceed the limit for which the
Underwriter would be liable hereunder if all such loss                 were sustained by any one of them.
         (b)      the one first named herein shall be deemed                    authorized to make, adjust and receive and
enforce                    payment of all claims hereunder and shall be deemed          to be the agent of the others for
such purposes and                           for the giving or receiving of any notice required or
permitted to be given by the terms hereof, provided           that the Underwriter shall furnish each named
Investment Company with a copy of the bond and                         with any amendment thereto, together with a copy of
each formal filing of the settlement of each such                      claim prior to the execution of such settlement,
         (c)      the Underwriter shall not be responsible for the                      proper application of any payment
made hereunder to                   said first named Insured,

(d)      knowledge possessed or discovery made by any                           partner, officer or supervisory Employee
of any                     Insured shall for the purpose of Section 4 and Section                13 of this bond
constitute knowledge or discovery by                 all the Insured, and
         (e)      if the first named Insured ceases for any reason to be                covered under this bond, then the
Insured next named                  shall thereafter be considered as the first named                     Insured for the
purposes of this bond.

SECTION 17.  NOTICE AND CHANGE OF CONTROL

         Upon the Insured's obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a) (9) of the Investment Company Act of 1940) of the Insured, the Insured
shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth:
         (a)      the names of the transferors and transferees (or the                           names of the beneficial
owners if the voting                        securities are requested in another name), and
         (b)      the total number of voting securities owned by the                    transferors and the transferees
(or the beneficial                          owners), both immediately before and after the
transfer, and
         (c)      the total number of outstanding voting securities.
         As used in this section, control means the power to exercise a controlling influence over the management or policies of the Insured.
         Failure to give the required notice shall result in termination of coverage of this bond, effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.
         Such notice is not required to be given in the case of an Insured which is an Investment Company.

SECTION 18.  CHANGE OR MODIFICATION

         This bond or any instrument amending or effecting same may not be changed or modified orally.  No changes in or modification thereof shall be effective unless made by written endorsement issued to form a part hereof over the signature of the Underwriter's Authorized Representative.  When a bond covers only one Investment Company no change or modification which would adversely affect the rights of the Investment Company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Commission, Washington, D. C. by the Insured or by
the Underwriter.  If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C. not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment
Company.

IN WITNESS WHEREOF, the Underwriter has caused this bond to be executed on the Declarations Page.

RIDER NO. 1

JOINT INSURED LIST

To be attached to and form part of Bond No. 524-48-16 - 05

In favor of       Ashport Mutual Funds

It is agreed that:

1.  At the request of the Insured, the Underwriter adds to the list of Insured under the attached bond the following:

         Ashport Large Cap Fund
         Ashport Small/Mid Cap Fund
         Ashport Global Fixed Income Fund

2. This rider shall become effective as of 12:01 a.m. on 12/01/2006 standard time.

RIDER NO. 2

INSURING AGREEMENT L

To be attached to and form part of Bond No.  524-48-16 - 05

in favor of       Ashport Mutual Funds

It is agreed that:

1.       The attached bond is amended by adding an additional Insuring Agreement as follows:

COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(1)      entry of data into, or
(2)      change of data elements or programs within

a Computer System; provided that fraudulent entry or change causes

         (a)      Property to be transferred, paid or delivered,
         (b)      an account of the Insured, or of its customer, to be added, deleted, debited or credited, or
         (c)      an unauthorized account or a fictitious account to be debited or credited;

(3)      voice instructions or advices having been transmitted to the Insured or its agent(s) by          telephone;

and provided further, the fraudulent entry or change is made or caused by an individual acting with the manifest intent to:

         (i)      cause the Insured or its agent(s) to sustain a loss, and
         (ii)     obtain financial benefit for that individual or for other persons intended by that individual to receive financial benefit,
         (iii)    and further provided such voice instructions or advices:

         (a)      were made by a person who purported to represent an individual authorized to make such voice instructions or advices; and
         (b)      were electronically recorded by the Insured or its agent(s).

(4)      It shall be a condition to recovery under the Computer Systems Rider that the Insured or its agent(s) shall to the best of their ability electronically record all voice instructions or advices received over telephone.  The Insured or its agent(s) warrant that they shall make their best efforts to maintain the electronic recording system on a continuos basis.  Nothing, however, in this Rider shall bar the Insured from recovery where no recording is available because of mechanical failure of the device used in making such recording, or because of failure of the media used to record a conversation from any cause, or error omission of any Employee(s) or agent(s) of the Insured.

SCHEDULE OF SYSTEMS

Insureds Proprietary System

2.       As used in this Rider, Computer System means:

         (a)      computers with related peripheral components, including storage components, wherever             located,
         (b)      systems and applications software,
         (c)      terminal devices,
         (d)      related communication networks or customer communication systems, and
         (e)      related Electronic Funds Transfer Systems,

by which data are electronically collected, transmitted, processed, stored, and retrieved.

3.       In addition to the exclusion in the attached bond, the following exclusions are applicable to this Insuring
Agreement:

         (a)      loss resulting directly or indirectly from the theft of confidential information, material or    data:
and (b) loss resulting directly or indirectly from entries or changes made by an        individual authorized to have
access to a Computer System who acts in good faith on         instructions, unless such instructions are given to that
individual by a software contractor (or     by a partner, officer or employee thereof) authorized by the Insured to design, develop,  prepare, supply service, write or implement programs for the Insured's Computer System.

4.       The following portions of the attached bond are not applicable to this Rider:

         (a)      the initial paragraph of the bond preceding the Insuring Agreements which reads "...at  any time but discovered during the Bond Period."
         (b)      Section 9-NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND         TOTAL LIABILITY
         (c)      Section 10-LIMIT OF LIABILITY

5.       The coverage afforded by this rider applies only to loss discovered by the Insured during the period this Rider is in force.

6.       All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss.  A series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.

7.       The Limit of Liability for the coverage provided by this Rider shall be Dollars, $125,000.

8.       The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of  $5,000 (herein called the Deductible Amount) but not in excess of the Limit of Liability stated above.

9.       If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage.

10.      Coverage under this Rider shall terminate upon termination or cancellation of the bond to which this Rider is attached.  Coverage under this rider may also be terminated or cancelled without cancelling the bond as an entirety:

         (a)      90 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or
         (b)      immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.

The Underwriter shall refund to the Insured the unearned premium for this coverage under this Rider.  The refund shall be computed at shore rates if this Rider is terminated or cancelled or reduces by notice from, or at the instance of the
Insured.

11.      Section 4-LOSS-NOTICE-PROOF-LEGAL PROCEEDING of the Conditions and Limitations of this bond is amended by adding the following sentence:

"Proof of Loss resulting from Voice Instructions or advices covered under this bond shall include Electronic Recording of such Voice Instructions of advices."

12.      Notwithstanding the foregoing, however, coverage afforded by the Rider is not designed to provide protection against loss covered under a separate Electronic and Computer Crime Policy by whatever title assigned or by whatever
Underwriter written.  Any loss which is covered under such separate Policy is excluded from coverage under this bond; and
the Insured agrees to make claim for such loss under its separate Policy.

13.      This rider shall become effective as of 12:01 a.m. on 12/01/2006 standard time.

                                                                                                             INSURED COPY

524-48-16 -
05

                                                                   INSURED COPY

                524-48-16 - 05

                              SECRETARY CERTIFICATE

The undersign hereby certifies that the following votes were approved by all of the Trustees of Ashport Mutual Funds by unanimous written consent on November
29, 2006:

NOW, THEREFORE, BE IT RESOLVED that, pursuant to Section 4.2 of the Declaration of Trust dated as of May 24, 2001 and Section 2.10 of the Trust's By-laws, the undersigned, being all of the Trustees of this Trust, hereby consent to, approve and adopt the following:

         VOTED:            That it is the finding of the Board of Trustees that
                           a fidelity bond written by Great American Insurance
                           Company (the "Bond") in the aggregate amount of
                           $125,000 for the period December 1, 2006 to December
                           1, 2007 covering, among others, officers and
                           employees of the Trust in accordance with the
                           requirements of Rule 17g-1 promulgated under the
                           Securities and Exchange Commission under Section
                           17(g) of the Investment Company Act of 1940, as
                           amended, is reasonable in form and amount, after
                           giving due consideration to, among other things, the
                           value of the aggregate assets of the Trust to which
                           any person covered under the Bond may have access of
                           the Trust's Funds and the nature of the securities in
                           such Funds; and further

         VOTED:            That the premium of $1,941 to be paid by the Trust
                           under the Bond be, and hereby is approved by the
                           Board of Trustees (all Trustees voting) and
                           separately by a majority of the "independent"
                           Trustees; and further

         VOTED:            That the appropriate officers of the Trust be, and
                           hereby are authorized and directed to make all
                           necessary filings with the Securities and Exchange
                           Commission and give notice required under paragraph
                           (g) of Rule 17g-1 promulgated by the Securities and
                           Exchange Commission under the Investment Company Act
                           of 1940, as amended; and further

         VOTED:            That it is the finding of the Board of Trustees that
                           a Directors & Officers Errors and Omissions policy
                           written by American International Specialty Lines
                           Insurance Company in the aggregate amount of $500,000
                           for the period December 1, 2006 to December 1, 2007
                           covering, among others, officers and employees of the
                           Trust and that the premium of $12,800 is reasonable
                           in form and amount; and further

         VOTED:            That the appropriate officers of the Trust be, and
                           hereby are authorized and directed to do any and all
                           acts in the name of the Trust and on its behalf, as
                           they, or any of them, may determine to be needed or
                           desirable on the advice of counsel in connection with
                           or in furtherance of the foregoing vote.

                                                     ---------------------------
                                                     David Jones, Esq.
                                                     Secretary